Toffee.com

The P2P marketplace for digital products


STARTUP
SCHOOL
by Y Combinator

Google for Startups



Toffee is a peer-to-peer marketplace where you can trade any digital product imaginable.



The digital goods market is **huge**

74%
Of online purchases on digital goods/services

$130 billion
Annually spent on digital products

13% YoY Growth
Digital globalization, "Creator Economy"

But the trading experience is **frustrating**







PURCHASES HAVE TO MANUALLY BE DELIVERED, **CUSTOMERS FRUSTRATED**

SELLERS ARE **TIME CONSTRAINED** TO DELIVER ORDERS, **NO USEFUL TOOLS** AVAILABLE

TRADITIONAL MARKETPLACES **DON'T ALLOW OR SUPPORT** TRADING DIGITAL PRODUCTS



Build a P2P marketplace **<u>exclusively</u>** for digital products

Simple

- Convenient browsing experience
- Automated product delivery
- 3-step listing process

Scalable

- Suitable for one-off sellers & bulk vendors
- PayPal, Stripe, Bitcoin payment options
- Globally available, zero restrictions

Integrated

- Social: Skype, Discord, Telegram
- Insights: Google, Bing Analytics
- Extend: API/Whitelabel *(coming soon)*



Toffee is a marketplace for the **digital native**, where they can transact
with one another safely, seamlessly, and securely

Platform Fee

For every transaction on the marketplace, Toffee charges a base platform fee of 5%-10% of the transaction value

Listing Upsells

Sellers can pay to promote their listings in various ways for the duration of 3/5/7 days to get more visibilty/sales

Premium Plan

If a seller wants to access advanced tools/features, they can subscribe to a monthly recurring "Premium Plan"



Storefronts

1. Shopify
2. Gumroad
3. Etsy
4. Payhip

Marketplaces

1. eBay
2. AliExpress
3. Craigslist
4. Facebook

Peer-to-peer

1. Discord channels
2. Skype groups
3. Online forums
4. IRC

Niche Verticals

1. Themeforest/Envato
2. Fiverr - services
3. Flippa - domains
4. Udemy - courses

"What makes Toffee different from what's out there already?"

- **Completely automated**. From payment processing to product delivery, Toffee handles it all
- **Toffee is a marketplace** as opposed to a storefront, different & better value proposition.
- **Instant disbursement**. Sellers instantly receive their earnings, no waiting multiple days.

Toffee is built specifically for P2P commerce. You don't need an audience to start selling!





- **$30K+ volume processed** across **2750+ sales**, and **225K listing views** — with $0 spent on marketing.

- **3.4K+ registered users** who have created **1K+ unique stores** and **over 3750 unique listings**.





Yousef Abdulhassan
Founder

Serial founder with over a decade of relevant experience in the digital goods industry. Sold tens of thousands of digital goods during that time.

Former cybersecurity consultant to Mercedes Benz, Hugo Boss, Coinbase, and others.

